Exhibit 99.1

Enlivex Therapeutics Announces Positive Outcome From Safety Committee’s Review Of Six Patients With Severe Sepsis Patients; Enrollment Of Last Study Cohort Approved

Nes Ziona, Israel, Aug. 19, 2019 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV), a clinical-stage immunotherapy company, today announced that the safety review committee of the Company’s ongoing Phase Ib clinical trial in patients with severe sepsis reviewed the data for the first two study cohorts, which included six patients, and provided a positive recommendation to the regulatory authorities for continued enrollment of patients in the study. Following this recommendation, the regulatory authorities approved the continued enrollment in the last cohort in the study, which will include four additional patients.

Sepsis is defined as a life-threatening organ dysfunction caused by a dysregulated immune response to infection. Sepsis has been identified by the World Health Organization as a global health priority, and currently has no FDA-approved pharmacologic treatment. Sepsis is the third leading cause of mortality in the United States after cardiovascular and cancer diseases and affects approximately 1.7 million adults in the United States each year. Various studies have estimated that up to 50% of severe sepsis hospitalizations culminate in death.

The ongoing Phase Ib study is the first clinical trial of off-the-shelf AllocetraTM (“OTS Allocetra”) in human subjects. Enlivex developed OTS Allocetra as a second-generation cell therapy to the matched-donor Allocetra product, which has demonstrated a robust safety and clinical efficacy profile in a Phase IIa clinical trial for the prevention of graft-versus-host disease in patients post bone-marrow transplantations. Enlivex has designed the off-the-shelf product to eliminate the need to find matched donors as the source of the therapeutic cells. Following regulatory approval, if obtained, OTS Allocetra would allow Enlivex to manufacture therapeutic product inventory that could be used for additional clinical indications that require swift infusion of the product to patients. The first such indication Enlivex is targeting is prevention of cytokine storms and organ dysfunction associated with sepsis.

The six patients in the Phase Ib clinical trial of OTS Allocetra had severe sepsis at the time of OTS Allocetra infusion. All six patients tolerated the infusion without serious adverse events, demonstrated swift clinical improvement after administration of the standard of care treatment combined with OTS Allocetra, and were released from the hospital after the condition of severe sepsis had been eliminated.

Prof. Dror Mevorach, Chief Medical Officer of Enlivex, commented, “We are pleased with the robust safety profile demonstrated by OTS Allocetra in the first six severe sepsis patients. Patients with severe sepsis are typically in highly-fragile clinical states. Accordingly, we are encouraged that no serious adverse events associated with OTS Allocetra were presented. A potential clinically viable option of an off-the-shelf formulation could be of great importance for the commercialization of Allocetra for various clinical indications without the need to find a matched donor as the source of the infused cells.”

Shmuel Hess, CEO of Enlivex, stated, “We are encouraged by these initial results and the regulatory approval for recruitment of additional sepsis patients. OTS Allocetra is a significant product candidate for Enlivex, and we look forward to obtaining additional clinical data”.

The ongoing Phase Ib clinical trial is expected to recruit up to ten sepsis patients to study the safety and tolerability profile of OTS Allocetra. Subject to the study results, Enlivex plans to initiate a Phase II clinical study of OTS Allocetra in up to 40 patients with sepsis to study the clinical effect of OTS Allocetra on the amelioration of cytokine storms and prevention of organ dysfunction associated with severe sepsis.

ABOUT ENLIVEX
Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs), as well as solid tumors immune-checkpoint rebalancing. For more information, visit http://www.enlivex.com.

Safe Harbor Statement: This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT:
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com